Filed by The NASDAQ OMX Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

E-mail sent to customers on April 1, 2011 from Bob Greifeld

Subject Line: NASDAQ OMX Group Bids for NYSE Euronext Group

I am pleased to inform you that The NASDAQ OMX Group and IntercontinentalExchange (ICE) have placed a joint proposal to purchase NYSE Euronext Group. NASDAQ OMX will retain NYSE Euronext Cash Trading & Listings, US Options and Information Services & Technology Solutions businesses. ICE will purchase NYSE Euronext’s futures business. NASDAQ OMX and ICE will continue to operate as separate businesses throughout the transaction as well as after its completion.

If approved, the historic combination of NASDAQ OMX and NYSE Euronext would merge the two leading icons of global capital formation to create one unified, world-leading, global exchange in equities, US options, listings and exchange-related technology. A vast majority of developed countries have a strong national exchange, a cornerstone of their economies. To remain competitive and reduce market fragmentation, we will create a strong global exchange to increase market transparency and liquidity and attract worldwide issuers. As we did 40 years ago when we invented electronic trading, NASDAQ OMX will continue to redefine the exchange landscape through technology-driven innovation, creating a global destination to raise capital that will fuel job creation, growth and progress to build investor confidence.

The future of exchanges is about technology, flexibility and scale. We will deliver value to investors, market participants and issuers with a combined geographic footprint, economies of scale and world-class technologies to improve market efficiency. By maximizing synergies from our complementary business lines, we will focus on sustainable, long-term growth. We believe combining our companies will enable us to compete in an increasingly competitive landscape more than either of us could do alone.

In Europe, we will create a new, truly pan-European equity trading platform with locally-governed exchanges with the ability to effectively compete, innovate and serve customers. We have a proven track record for respecting local interests and market differences while merging national securities markets. Europe’s capital markets will become more vibrant across a range of assets, greatly benefiting issuers and market participants.

Integrating all of the markets onto the NASDAQ INET trading technology platform, the leading trading technology on the planet, will allow us to increase scale, decrease access and trading costs, and bring new innovations to market faster. We will leverage our global reach of our existing customers - 70 exchanges, 50 brokers and 6 regulators in more than 50 countries - to offer a combined portfolio of services.

Market participants will be able to choose from multiple equities and options market structures, designed to offer flexibility and extended reach. We will continue to foster transparency by creating new, innovative market data products while decreasing fees and operational costs. Issuers will be able to leverage a truly global capital formation solution choosing from multiple US and European listing venues and market models. Coupled with expanding our benchmark indexes, issuers will have broader visibility and increased shareholders.

We expect our proposal will undergo regulatory scrutiny. If approved to move forward, we are confident in our ability to deliver significant value to our customers and shareholders based on our proven, efficient integration record to maximize synergies, minimize cost and foster innovative thinking. Thank you for your continued support and we will keep you informed of our progress.

To learn more, please view the press release. We have also created a website focused on the deal. Visit http://www .nasdaq.com/deal for up-to-date information.

Sincerely,

/s/ Bob Greifeld
Bob Greifeld
Chief Executive Officer and President
NASDAQ OMX

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and IntercontinentalExchange caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and IntercontinentalExchange’s control. These factors include, but are not limited to, NASDAQ OMX’s and IntercontinentalExchange’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and IntercontinentalExchange’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) IntercontinentalExchange’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on IntercontinentalExchange’s website at http:// theice.com. NASDAQ OMX’s and IntercontinentalExchange’s filings are also available on the SEC website at www .sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, IntercontinentalExchange and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or IntercontinentalExchange will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and IntercontinentalExchange undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, IntercontinentalExchange and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, INTERCONTINENTALEXCHANGE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, IntercontinentalExchange and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or IntercontinentalExchange, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations, or by emailing a request to ir@theice.com, in the case of IntercontinentalExchange’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, IntercontinentalExchange, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, NASDAQ OMX’s proxy statement, filed with the SEC on April 16, 2010 for its 2010 annual meeting of stockholders, and NASDAQ OMX’s current reports on Form 8-K, filed on February 14, 2011 and February 24, 2011.

You can find information about IntercontinentalExchange and IntercontinentalExchange’s directors and executive officers in IntercontinentalExchange’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, IntercontinentalExchange’s current report on Form 8-K filed on March 7, 2011 and IntercontinentalExchange’s proxy statement for its 2010 annual meeting of stockholders, filed with the SEC on April 5, 2010.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.

The NASDAQ OMX Group, Inc. is the world’s largest exchange company. It delivers trading, exchange technology and public company services across six continents, with approximately 3,600 listed companies. NASDAQ OMX Group offers multiple capital raising solutions to companies around the globe, including its U.S. listings market; NASDAQ OMX Nordic, NASDAQ OMX Baltic, including NASDAQ OMX First North; and the U.S. 144A sector. The company offers trading across multiple asset classes including equities, derivatives, debt, commodities, structured products and ETFs. NASDAQ OMX Group technology supports the operations of over 70 exchanges, clearing organizations and central securities depositories in more than 50 countries. NASDAQ OMX Nordic and NASDAQ OMX Baltic are not legal entities but describe the common offering from NASDAQ OMX Group exchanges in Helsinki, Copenhagen, Stockholm, Iceland, Tallinn, Riga, and Vilnius. For more information about NASDAQ OMX, www.nasdaqomx.com. Please follow NASDAQ OMX on Facebook (http://www.facebook.com/pages/NASDAQ-OMX/108167527653) and Twitter (http://www.twitter.com/nasdaqomx).

Copyright 2011 The NASDAQ OMX Group, Inc. All Rights Reserved